Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer


Date: September 14, 2004


List of materials

Documents attached hereto:

i) A press release announcing that the consortium led by Sony Corporation of America, Providence Equity Partners, Texas Pacific Group and DLJ Merchant Banking Partners confirms agreement in principle to acquire Metro-Goldwyn-Mayer
ii) Deposit Agreement



           CONSORTIUM LED BY SONY CORPORATION OF AMERICA, PROVIDENCE
             EQUITY PARTNERS, TEXAS PACIFIC GROUP AND DLJ MERCHANT
              BANKING PARTNERS CONFIRMS AGREEMENT IN PRINCIPLE TO
                      ACQUIRE METRO-GOLDWYN-MAYER

           Distribution and Programming Agreement with Comcast Corporation is Also Announced

New York, New York Monday, September 13, 2004 - A consortium led by Sony Corporation of America and its equity partners, Providence Equity Partners, Inc., Texas Pacific Group, and DLJ Merchant Banking Partners, today confirmed it has agreed in principle to acquire Metro-Goldwyn-Mayer Inc. (NYSE: MGM) for $12 in cash per MGM share, plus the assumption of MGM's debt.

At the same time, Sony Corporation of America and Comcast Corporation announced that Comcast, Sony Pictures Entertainment and the equity partners in the MGM transaction have reached agreement on a broad programming and distribution arrangement. It will allow for the distribution of Sony Pictures' and MGM content on Comcast's video on demand platform, and for the creation of a joint venture, to be managed by Comcast, establishing new cable channels featuring Sony and MGM content. While this agreement contemplates consummation of the acquisition of MGM, the parties will proceed with Sony content on a stand alone basis for VOD under any circumstances.

In addition Comcast is considering becoming a minority equity investor in the proposed MGM acquisition.

JP Morgan is acting as the lead arranger for all of the debt financing and CSFB is a co-underwriter. CSFB, in addition to JP Morgan and Citigroup, are acting as advisors to the consortium.

About Sony Corporation of America
Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of over $72 billion for the fiscal year ended March 31, 2004, and it employs 162,000 people worldwide. Sony's consolidated sales in the U.S. for the fiscal year ended March 31, 2004 were $20.4 billion.

About Comcast
Comcast Corporation (Nasdaq: CMCSA, CMCSK) is principally involved in the development, management and operation of broadband cable networks and programming content. The Company is the largest cable company in the United States, serving more than 21 million cable subscribers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style Network, The Golf Channel, Outdoor Life Network and G4techTV. Comcast Class A common stock and Class
A Special common stock trade on The NASDAQ Stock Market under the symbols CMCSA and CMCSK, respectively.

About Providence Equity Partners Inc.
Providence Equity Partners Inc. is one of the world's leading private investment firms specializing in equity investments in media and communications companies. The principals of Providence Equity manage funds with over $9 billion in equity commitments and have invested in more than 70 companies operating in over 20 countries since the firm's inception in 1991. Current and previous areas of investment include cable television content and distribution, wireless and wireline telephony, publishing, radio and television broadcasting and other media and communications sectors. Significant investments include VoiceStream Wireless, Warner Music Group, AT&T Canada, eircom plc, Casema, Kabel Deutschland, Language Line, F&W Publications, ProSiebenSat.1, and Bresnan Broadband Holdings. The firm has offices in Providence, New York and London. Visit www.provequity.com for additional information

About Texas Pacific Group
Texas Pacific Group, founded in 1993 and based in Fort Worth, TX, San Francisco, CA, and London, is a private investment partnership managing over $13 billion in assets. TPG seeks to invest in world-class franchises across a range of industries, including significant investments in healthcare companies (Oxford Health Plans, Quintiles Transnational), leading retailers (Petco, J.Crew, Debenhams - UK), branded consumer franchises (Burger King, Del Monte, Ducati), technology companies (ON Semiconductor, MEMC, Seagate), and airlines (Continental, America West).

About DLJ Merchant Banking Partners
DLJ Merchant Banking Partners (DLJMB) is a leading private equity investor that has a 19-year record of investing in leveraged buyouts and related transactions across a broad range of industries. DLJMB, with offices in New York, London, Houston and Buenos Aires, is part of Credit Suisse First Boston's Alternative Capital Division (ACD), which is one of the largest alternative asset managers in the world with more than $36 billion of assets under management. ACD is comprised of $20 billion of private equity assets under management across a diverse family of funds, including leveraged buyout funds, mezzanine funds, real estate funds, venture capital funds, fund of funds and secondary funds, as well as more than $16 billion of assets under management through its hedge fund (both direct and fund of funds), leveraged loan and CDO businesses.

Press Contacts:

Sony Corporation of America
Ann Morfogen
212-833-6873

Sony Pictures Entertainment
Susan Tick
310-244-6777

Comcast
D'Arcy Rudnay
215-981-8582

Providence Equity Partners Inc.
Andrew Cole
212-687-8080

Texas Pacific Group
Owen Blicksilver
516-742-5950

DLJ Merchant Banking Partners
Victoria Harmon
212-325-6914



                                                                EXECUTION COPY

                               DEPOSIT AGREEMENT

            This agreement (this "Agreement"), dated as of September 13, 2004, is by and between Metro-Goldwyn-Mayer Inc. ("MGM") and Sony Corporation of America ("SCA").

            WHEREAS, on September 12, 2004, SCA provided MGM with a proposed Agreement and Plan of Merger (together with the changes agreed to by MGM and SCA on September 13, 2004, the "Proposed Merger Agreement"), by and between MGM and an entity ("Newco") to be formed by SCA, Providence Equity Partners IV, L.P. ("Providence"), TPG Partners IV, L.P. ("TPG") and DLJ Merchant Banking Partners III, L.P. ("DLJ") and related documents;

            NOW THEREFORE, in consideration of the representations, warranties and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties hereto agree as follows:

            1. Capitalized terms used in this Agreement shall have the meaning provided in the Proposed Merger Agreement.

            2. SCA hereby acknowledges and agrees that (a) it is prepared to enter into the Proposed Merger Agreement, subject only to "clean-up" changes, and (b) it shall negotiate with MGM in good faith to promptly enter into binding definitive documentation relating to the acquisition of MGM by Newco on the terms and conditions set forth in the Proposed Merger Agreement, subject only to "clean-up" changes.

            3. MGM hereby acknowledges and agrees that, subject to receipt of the Unconditional Non-Refundable Deposit (defined below), (a) its management will recommend to the MGM Board of Directors that the Board of Directors approve and adopt the Proposed Merger Agreement, subject only to "clean-up" changes, and (b) it shall negotiate with SCA in good faith to promptly enter into binding definitive documentation relating to the acquisition of MGM by Newco on the terms and conditions set forth in the Proposed Merger Agreement, subject only to "clean-up" changes.

            4. As a material inducement to the willingness of MGM to provide SCA, Providence, TPG and DLJ with the outstanding informational materials previously requested by SCA, Providence, TPG and DLJ, as well as access to MGM officers and employees and to negotiate in good faith with respect to the transaction contemplated by the Proposed Merger Agreement, SCA will remit $150,000,000 (the "Unconditional Non-Refundable Deposit") in cash in immediately available funds to the following account no later than Noon, New York City time on Monday, September 13, 2004:

     Bank Name:  Bank of America
     Bank Address: 1850 Gateway Blvd., Concord, California
     ABA Number: 121000358
     Account Name: Metro-Goldwyn-Mayer Inc.
     Account Number: 12357-08075

            5. As promptly as practicable following receipt of the Unconditional Non-Refundable Deposit, (a) MGM shall establish a separate account, which shall include only the Unconditional Non-Refundable Deposit, and interest thereon, and no other funds (the "Separate Account") at Bank of America in the name of Metro-Goldwyn-Mayer Inc. and (b) MGM shall transfer the Unconditional Non-Refundable Deposit to the Separate Account from the account specified in Section 4 of this Agreement. No later than the first Business Day following receipt of the Unconditional Non-Refundable Deposit by MGM, the Chief Financial Officer of MGM shall certify in writing to SCA that such transfer has occurred. SCA shall be entitled to receive a statement, upon its reasonable request, of the amounts in the Separate Account.

            6. MGM shall not withdraw the Unconditional Non-Refundable Deposit (or any portion thereof) from the Separate Account until the earlier of
(a) 5:00 p.m. New York City time on September 27, 2004 (the "Deadline"), unless MGM has entered into a binding definitive agreement and plan of merger (a "Definitive Agreement") with Newco providing for the payment of merger consideration of at least $12.00 per share to the holders of MGM common stock and (b) if MGM has entered into a Definitive Agreement with Newco, termination of such Definitive Agreement for any reason whatsoever.

            7. MGM shall return the Unconditional Non-Refundable Deposit to SCA upon the earlier of (a) the Effective Time; (b) the occurrence of both of the following events: (i) MGM does not enter into a Definitive Agreement with Newco and (ii) within 270 days of the date of this Agreement, MGM enters into a binding agreement with a Third Party (other than the Principal Stockholders) providing for a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to 50%); and (c) a court of competent jurisdiction shall have determined that a Company Material Adverse Effect has occurred. In the event MGM returns the Unconditional Non-Refundable Deposit to SCA pursuant to this Section 7, then it shall also return all interest and earnings thereon, which shall equal (a) the actual interest and earnings thereon for such period as the Unconditional Non-Refundable Deposit is held in the Separate Account and
(b) deemed interest at a rate of 4% per annum for any period after the withdrawal of the Unconditional Non-Refundable Deposit from the Separate Account through the date prior to the return thereof to SCA.

            8. If (a) MGM enters into a Definitive Agreement with Newco and (b) the Definitive Agreement is terminated pursuant to Section 8.1(d)(i)(A) thereof and (c) there shall be a final, binding judgment from a court of competent jurisdiction that MGM has willfully and materially breached the Definitive Agreement and all rights of appeal from such judgment or other avenues of review shall have been exhausted or lapsed, then the Unconditional Non-Refundable Deposit shall be deemed to constitute damages resulting from such willful and material breach.

           9. Promptly following notice of receipt of the Unconditional Non-Refundable Deposit, MGM shall provide SCA, Providence, TPG and
DLJ the outstanding informational materials previously requested by SCA, Providence, TPG and DLJ and shall make available to SCA, Providence, TPG and DLJ appropriate officers and employees of MGM who are able to address any follow-up questions.

            10. SCA hereby acknowledges and agrees that MGM shall have no obligation whatsoever to return all or any portion of the Unconditional Non-Refundable Deposit to SCA or any other person or entity for any reason except as set forth in this Agreement.

            11. SCA hereby agrees not to sue MGM to prevent the withdrawal of the Unconditional Non-Refundable Deposit in accordance with the terms hereof.

            12. This Agreement may be executed in two (2) counterparts, each of which shall be considered one and the same agreement and shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

            13. Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions provided for herein shall be brought solely in the Federal courts of the United States located in the State of Delaware; provided that if (and only after) such courts determine that they lack subject matter jurisdiction over any such legal action, suit or proceeding, such legal action, suit or proceeding shall be brought in the United States District Court for the Southern District of New York; provided, further, that if (and only after) both the Federal courts of the United States located in the State of Delaware and the United States District Court for the Southern District of New York determine that they lack subject matter jurisdiction over any such legal action, suit or proceeding, such legal action, suit or proceeding shall be brought in the Chancery Court of the State of Delaware. Each party to this Agreement hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions provided for herein, and hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the transactions provided for herein may not be enforced in or by such courts. Each party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement or the transactions provided for herein shall be properly served or delivered if delivered in the manner contemplated by Section 14. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions provided for herein.

            14. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                     (a)        if to SCA, to

                                Sony Corporation of America
                                550 Madison Avenue, 34th Floor
                                New York, New York 10022
                                Attention: Robert S. Wiesenthal
                                Telecopy: (212) 833-7752

                                       with a copy to:

                                Dewey Ballantine LLP
                                1301 Avenue of the Americas
                                New York, New York  10019
                                Attention:  Morton A. Pierce, Esq.
                                            Michael J. Aiello, Esq.
                                Telecopy:  (212) 259-6333

                     (b)        if to MGM, to

                                Metro-Goldwyn-Mayer Inc.
                                10250 Constellation Boulevard
                                Los Angeles, California 90067
                                Attention: General Counsel
                                Telecopy:  (310) 586-8193

                                           with a copy to:

                                Latham & Watkins LLP
                                885 Third Avenue, Suite 1000
                                New York, NY 10022-4802
                                Attention:  Charles M. Nathan
                                Telecopy:  (212) 751-4864

                                and

                                Christensen, Miller, Fink, Jacobs, Glaser,
                                Weil & Shapiro, LLP
                                10250 Constellation Boulevard, 19th Floor
                                Los Angeles, CA 90067
                                Attention:  Janet S. McCloud
                                Telecopy:  (310) 556-2920

            15. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except upon the signing and delivery of a written agreement signed and delivered by both SCA and MGM which specifically refers to this Agreement.

            16. All parties to the transactions contemplated by this Agreement acknowledge that neither Mr. Kirk Kerkorian, Tracinda Corporation nor 250 Rodeo, Inc., individually or collectively, is a party to this Agreement. Accordingly, each of the parties hereto agrees that in the event (i) that there is any alleged breach or default by any party under this Agreement or any agreement provided for herein, or (ii) any party has any claim arising from or relating to this Agreement or any such agreement, no party shall commence any proceedings or otherwise seek to impose any liability whatsoever against Mr. Kirk Kerkorian, Tracinda Corporation nor 250 Rodeo, Inc. by reason of such alleged breach, default or claim.

            17. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

            18. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the forgoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

            19. This Agreement shall terminate automatically in the event the Unconditional Non-Refundable Deposit is not remitted to the account specified in Section 4 at or before Noon, New York City time on Monday, September 13, 2004.

                   (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)


            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                       SONY CORPORATION OF AMERICA

                                       By:____/s/_Howard Stringer__________

                                        Name:  Sir Howard Stringer
                                        Title: Chairman and Chief Executive


                                       METRO-GOLDWYN-MAYER INC.

                                       By:____/s/_Christopher J. McGurk_____

                                        Name:  Christopher J. McGurk
                                        Title: Vice Chairman and Chief Operating
                                               Officer